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                    [Letterhead of The Petroleum Place, Inc.]

                                August 20, 2002

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, DC  20549
Attention: Jennifer Bowes

Re:   The Petroleum Place, Inc.
CIK:  00001109913
Commission File No. 333-37486 Application for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, The Petroleum Place, Inc. (the "Registrant") hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form S-1, together with all exhibits thereto, Commission File No. 333-37486 (collectively, the "Registration Statement"). The Registration Statement was originally filed with the Securities and Exchange Commission (the "Commission") on May 19, 2000.

Based upon changed circumstances in the securities markets, the Registrant has determined not to pursue the initial public offering of equity securities pursuant to the Registration Statement. Furthermore, no securities have been sold under the Registration Statement. The Registrant may undertake a subsequent private offering in reliance on Securities Act Rule 155(c).

Accordingly, we request an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible.

If you have any questions regarding the foregoing application for withdrawal, please contact James Linfield or Jon Taylor of Cooley Godward LLP, legal counsel to the Registrant in connection with the Registration Statement, at (720) 566-4000.

                                         Sincerely,

                                         The Petroleum Place, Inc.

                                         /s/ Gary R. Vickers

                                         Gary R. Vickers
                                         Chief Executive Officer

cc:  Michelle Barto - Nasdaq Stock Market, Inc.
     James C.T. Linfield, Esq.
     Jon Taylor, Esq.